Exhibit 99.2

19 August 2016

ANHEUSER-BUSCH INBEV SA/NV

and

SABMILLER PLC

DEED OF INDEMNITY

-i-

THIS DEED is entered into on 19 August 2016.

BETWEEN:

(1)

ANHEUSER-BUSCH INBEV SA/NV, a public limited company (naamloze vennootschap/société anonyme) incorporated in Belgium, with its registered address at Grand Place 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0 417 497 106 RPM/RPR (Brussels) (AB InBev); and

(2)

SABMILLER PLC, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416 (SABMiller), together referred to as the parties and each as a party to this Deed.

WHEREAS:

(A)

In a joint announcement on 11 November 2015 pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers, the boards of AB InBev and SABMiller announced that they had reached agreement on the terms of a proposed business combination between SABMiller and AB InBev (the Transaction).

(B)

The parties have agreed to take certain steps to effect the completion of the Transaction and wish to enter into this Deed to record certain of their respective rights and obligations relating to the Transaction.

IT IS AGREED AS FOLLOWS:

1.	Interpretation

In this Deed, the following words and expressions have the meanings given below:

Belgian Offer means the voluntary cash takeover offer to be made by AB InBev pursuant to the Belgian law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids for all of the Initial Newbelco Shares (as defined in the Scheme of Arrangement) issued by Newbelco;

BNPP means BNP Paribas SA London Branch with its address at 10 Harewood Avenue, London NW1 6AA;

BNPP Engagement Letter means the engagement letter in the agreed form to be entered into between SABMiller, AB InBev and BNPP relating to BNPP’s appointment as UK agent in respect of the Belgian Offer as prescribed by the Scheme of Arrangement;

Connected Persons means (in relation to a party) each of its subsidiaries and its subsidiary undertakings from time to time, and its or their respective directors, officers and employees;

Co-operation Agreement means the co-operation agreement dated 11 November 2015 between AB InBev and SABMiller (as amended from time to time);

EY means Ernst & Young LLP;

EY Representation Letters means the representation letters in the agreed form in favour of EY in relation to the reports prepared by EY at AB InBev’s instruction in relation to the proposed sale of the Relevant SABMiller Businesses;

EY Separation Analysis means the separation analysis report prepared by EY at AB InBev’s instruction in relation to the Relevant SABMiller Businesses;

Filings means together: (i) the filings made by AB InBev with the US Securities and Exchange Commission on 21 December 2015 pursuant to a Form 6-K and a Form F-3ASR; (ii) the EMTN prospectus published by AB InBev on 13 January 2016; and (iii) the filings made by AB InBev with the US Securities and Exchange Commission on or after 13 January 2016 pursuant to one or more Preliminary Prospectus Supplements or Final Prospectus Supplements to a Prospectus dated 21 December 2015;

Filings Information means the selected financial information requested by AB InBev from SABMiller under certain of the Indemnity Letters for the purposes of the Filings;

Indemnity Letters means the following letters from AB InBev to SABMiller: (i) the Form F3 Information letter dated 17 December 2015; (ii) the EY Representation Letters letter dated 6 January 2016; (iii) the EMTN Prospectus Information letter dated 8 January 2016; (iv) the Prospectus Supplements letter dated 13 January 2016; (v) the Provision of Confidential Information Letter dated 15 January 2016; (vi) the EY Separation Analysis letter dated 25 January 2016; (vii) the Ratings Service letter dated 27 January 2016; and (viii) the 2033 Notes Consent Solicitation letter dated 3 August 2016;

Newbelco means Newbelco NV/SA, a limited liability company organised under the laws of Belgium, having its registered office at B-1000 Brussels, Koningsstraat 97 and registered with the Crossroad Bank for Enterprises under number 0649.641.563;

Ratings Agencies means each of Moody’s Investors Service Limited and Standard and Poor’s Credit Market Services Europe Limited;

Ratings Agencies Report has the meaning given to it in Clause 4.3;

Ratings Information means the selected information requested by the Ratings Agencies from SABMiller for the purposes of the Ratings Service;

Ratings Service means the assessments by the Ratings Agencies of the potential credit rating of a new entity to be carved out of SABMiller in the event of completion of the Transaction under a range of different scenarios;

Relevant SABMiller Businesses means the Grolsch, Peroni and Meantime brands and related businesses, and assets in Italy, the UK and The Netherlands owned by SABMiller;

Scheme of Arrangement means the proposed scheme of arrangement between SABMiller and its shareholders in connection with the proposed business combination of SABMiller and AB InBev;

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Separation Analysis Information means the selected information requested by EY from SABMiller relating to the Relevant SABMiller Businesses for the purposes of the EY Separation Analysis;

Solicitation Documents means any documentation (as agreed between the parties and may be amended from time to time with AB InBev’s prior written consent) that is required to give effect to the matters which are the subject of the Solicitation Process, including without limitation; (i) a solicitation statement relating to the Solicitation Process; (ii) a solicitation agency agreement relating to the Solicitation Process, (iii) a tabulation agent and information agent agreement relating to the Solicitation Process; and (iv) such supplemental fiscal and paying agency agreements as may be required to give effect to the matters which are the subject of the Solicitation Process;

Solicitation Process means the bondholder consent solicitation process which AB InBev has requested SABMiller to conduct with regard to SABMiller’s US$300,000,000 6.625% guaranteed notes due 2033;

Transaction has the meaning given to it in Recital (A);

Third Party Claim has the meaning given to it in Clause 5.6; and

VDD Information means the selected information relating to the Relevant SABMiller Businesses requested by AB InBev from SABMiller for the purposes of providing information to AB InBev, potential bidders and/or their respective advisers or finance providers in connection with the proposed sale of the Relevant SABMiller Businesses.

2.	The Filings

2.1	In consideration for SABMiller providing the Filings Information, AB InBev acknowledges and agrees, on behalf of itself and each of its Connected Persons:

(a)

that no representation or warranty is or has been made by or on behalf of SABMiller or any of its Connected Persons (nor shall any such representation or warranty be implied) as to the accuracy, reliability, completeness, reasonableness or fitness for purpose of the Filings Information; and

(b)

that neither SABMiller nor any of its Connected Persons shall have any liability to AB InBev or its Connected Persons, whether in contract, tort (including negligence) or otherwise, in respect of any loss or damage that AB InBev or any of its Connected Persons may suffer as a result of the provision of any Filings Information or the use of any Filings Information by AB InBev or its Connected Persons (in each case for the purpose of the Filings) and, accordingly, that neither it nor any of its Connected Persons shall bring any claim or action against SABMiller or any of its Connected Persons relating thereto (save, in each case, for loss or damage resulting from the gross negligence, willful misconduct, bad faith, fraud or fraudulent misrepresentation of SABMiller or any of its Connected Persons).

2.2

In consideration for SABMiller providing the Filings Information, AB InBev agrees to indemnify and hold harmless SABMiller and its Connected Persons on demand from and against any losses, liabilities and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller or any of its Connected Persons

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arising as a result of any claim made against SABMiller or any of its Connected Persons in connection with the Filings or any securities issued under the Filings, or any breach by AB InBev or its Connected Persons of the terms of this Clause 2, except to the extent such losses, liabilities, claims, costs and expenses are finally judicially determined to have arisen from the gross negligence, willful misconduct, bad faith or fraud by a member of SABMiller or any of its Connected Persons.

2.3

SABMiller hereby consents to the inclusion (and ongoing inclusion) of the Filings Information in the Filings and acknowledges that the Filings Information has been and/or will be made publicly available in the Filings. AB InBev agrees not to make the Information publicly available in any other documents without SABMiller’s prior consent.

2.4

The provisions of this Clause 2 shall not apply in respect of any Filings Information that is provided by SABMiller or is used by AB InBev or its Connected Persons for a purpose other than the Filings.

3.	Solicitation Process

3.1	In consideration for SABMiller agreeing to consider and/or conduct the Solicitation Process, AB InBev agrees:

(a)

to promptly reimburse SABMiller upon written demand for all and any of its documented expenses incurred in connection with AB InBev’s request that SABMiller considers the Solicitation Process and (if SABMiller agrees to conduct it) the Solicitation Process and/or the Solicitation Documents (including without limitation all legal fees and expenses, all investment bank advisory fees, all fees and expenses (including legal fees and expenses) of the solicitation agent, tabulation agent and fiscal agent, and all consent fees payable to noteholders by SABMiller pursuant to the Solicitation Process and including in each case any such fees and expenses incurred before the date hereof); and

(b)

to indemnify and hold harmless SABMiller and its Connected Persons on demand from and against any losses, liabilities and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller or any of its Connected Persons arising as a result of any claim made against SABMiller or any of its Connected Persons in connection with the Solicitation Process or the Solicitation Documents, except to the extent such losses, liabilities, claims, costs and expenses are finally judicially determined to have arisen from the gross negligence, willful misconduct, bad faith or fraud by SABMiller or any of its Connected Persons.

3.2	For the avoidance of doubt, AB InBev acknowledges and agrees that SABMiller is under no obligation to take any actions in relation to the Solicitation Process.

4.	The Ratings Service

4.1	In consideration for SABMiller providing, or procuring or allowing the provision of, the Ratings Information, AB InBev acknowledges and agrees, on behalf of itself and each of its Connected Persons:

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(a)

that no representation or warranty is or has been made by or on behalf of SABMiller or any of its Connected Persons to AB InBev or any of its Connected Persons (nor shall any such representation or warranty be implied) as to the accuracy, reliability, completeness, reasonableness or fitness for purpose of the Ratings Information or the Ratings Service; and

(b)

that neither SABMiller nor any of its Connected Persons shall have any liability to AB InBev or its Connected Persons, whether in contract, tort (including negligence) or otherwise, in respect of any loss or damage that AB InBev or any of its Connected Persons may suffer as a result of the provision of any Ratings Information or the use of any Ratings Information (in each case for the purpose of the Ratings Service) and, accordingly, that neither it nor any of its Connected Persons shall bring any claim or action against SABMiller or any of its Connected Persons relating thereto (save, in each case, for loss or damage resulting from the gross negligence, willful misconduct, bad faith, fraud or fraudulent misrepresentation of SABMiller or any of its Connected Persons).

4.2

In consideration for SABMiller providing, or procuring or allowing the provision of, the Ratings Information, AB InBev agrees to indemnify and hold harmless SABMiller and its Connected Persons on demand from and against any losses, liabilities and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller or any of its Connected Persons arising as a result of any claim made against SABMiller or any of its Connected Persons in connection with the provision of the Ratings Information to the Ratings Agencies for the purpose of the Ratings Service or otherwise in connection with the Ratings Service, or any breach by AB InBev or its Connected Persons of the terms of this Clause 4, except to the extent such losses, liabilities, claims, costs and expenses are finally judicially determined to have arisen from the gross negligence, willful misconduct, bad faith or fraud by a member of SABMiller or any of its Connected Persons.

4.3

SABMiller hereby consents to the inclusion (and ongoing inclusion) of the Ratings Information in the letter or report (the Ratings Agencies Report) produced by the Ratings Agencies providing the Ratings Service and SABMiller acknowledges that the Ratings Agencies Report has been or will be disclosed to certain potential bidders for the Relevant SABMiller Businesses, provided that each such bidder enters into a confidentiality agreement with SABMiller and AB InBev and subject always to the terms of such confidentiality agreement.

4.4

The provisions of this Clause 4 shall not apply in respect of any Ratings Information that is provided by, or on behalf of, SABMiller or is used by either of the Ratings Agencies or AB InBev or its Connected Persons for a purpose other than the Ratings Service.

5.	Relevant SABMiller Businesses

5.1	In consideration for SABMiller providing, or procuring the provision of, the Separation Analysis Information, AB InBev acknowledges and agrees, on behalf of itself and each of its Connected Persons:

(a)	that no representation or warranty is or has been made by or on behalf of SABMiller or any of its Connected Persons (nor shall any such representation

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or warranty be implied) as to the accuracy, reliability, completeness, reasonableness or fitness for purpose of the Separation Analysis Information or the EY Separation Analysis; and

(b)

that neither SABMiller nor any of its Connected Persons shall have any liability to AB InBev or its Connected Persons, whether in contract, tort (including negligence) or otherwise, in respect of any loss or damage that AB InBev or any of its Connected Persons may suffer as a result of the provision of any Separation Analysis Information by SABMiller or its Connected Persons or the use of any Separation Analysis Information (in each case for the purpose of the EY Separation Analysis) and, accordingly, that neither it nor any of its Connected Persons shall bring any claim or action against SABMiller or any of its Connected Persons relating thereto (save, in each case, for loss or damage resulting from the gross negligence, willful misconduct, bad faith, fraud or fraudulent misrepresentation of SABMiller or any of its Connected Persons).

5.2

In consideration for SABMiller providing, or procuring the provision of, the Separation Analysis Information, AB InBev agrees to indemnify and hold harmless SABMiller and its Connected Persons on demand from and against any losses, liabilities and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller or any of its Connected Persons arising as a result of any claim made against SABMiller or any of its Connected Persons in connection with the EY Separation Analysis or any breach by AB InBev or its Connected Persons of the terms of Clauses 5.1, 5.2, 5.3 or 5.4, except to the extent such losses, liabilities, claims, costs and expenses are finally judicially determined to have arisen from the gross negligence, willful misconduct, bad faith or fraud by a member of SABMiller or any of its Connected Persons.

5.3

SABMiller hereby consents to the inclusion (and ongoing inclusion) of the Separation Analysis Information in the EY Separation Analysis and acknowledges that it will be disclosed to certain potential bidders for the Relevant SABMiller Businesses, provided that each such bidder has entered into a confidentiality agreement with SABMiller and AB InBev and subject always to the terms of such confidentiality agreement.

5.4

The provisions of Clauses 5.1, 5.2 and 5.3 shall not apply in respect of any Separation Analysis Information that is provided by, or on behalf of, SABMiller or is used by EY or AB InBev or its Connected Persons for a purpose other than the EY Separation Analysis.

5.5

In consideration for SABMiller providing, or procuring the provision of, the EY Representation Letters to EY (and thereby enabling the release of certain reports prepared by EY), AB InBev agrees to indemnify and hold harmless SABMiller and its Connected Persons on demand from and against any losses, liabilities and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller or any of its Connected Persons arising from any claim by EY under the EY Representation Letters, except to the extent such losses, liabilities, claims, costs and expenses are finally judicially determined to have arisen from the gross negligence, willful misconduct, bad faith or fraud by a member of SABMiller or any of its Connected Persons.

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5.6

In consideration for SABMiller providing, or procuring the provision of, the VDD Information, AB InBev agrees to indemnify and hold harmless SABMiller and its Connected Persons on demand from and against any losses, liabilities and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller or any of its Connected Persons arising from any claim by any third party for breach of confidentiality in connection with the provision of the VDD Information to AB InBev and or any potential or actual bidder for the Relevant SABMiller Businesses (a Third Party Claim), except to the extent such losses, liabilities, claims, costs and expenses are finally judicially determined to have arisen from the gross negligence, willful misconduct, bad faith or fraud by a member of SABMiller or any of its Connected Persons.

5.7

If SABMiller or any of its Connected Persons receives notification of the commencement of any Third Party Claim that may give rise to a claim against AB InBev under Clause 5.6, SABMiller shall notify AB InBev promptly (and in any event within 10 business days) after becoming aware of the same (provided that failure by SABMiller to provide such notification shall not relieve AB InBev from its obligations under Clause 5.6, except to the extent that it suffers material prejudice as a result of such failure). Subject to being indemnified and secured to its reasonable satisfaction by AB InBev against any additional or increased losses, liabilities, claims, costs or expenses it may suffer or incur as a result of so doing, and subject to the requirements (if any) of SABMiller and/or the relevant Connected Person(s)’ insurers, SABMiller shall, and/or shall procure that the relevant Connected Person(s) shall, thereafter:

(a)	consult with AB InBev regarding conduct of the Third Party Claim and shall:

(i)	take such action as AB InBev may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim; and

(ii)

take reasonable account of the views of AB InBev before taking any action in relation thereto (including any admission of liability or entry into any agreement or compromise in relation to the Third Party Claim); and

(b)

provide AB InBev with such information and copies of such documents relating to the Third Party Claim as AB InBev may reasonably request (provided that neither SABMiller nor any of its Connected Persons shall be under any obligation to provide AB InBev with a copy of any document which is or may be legally privileged).

6.	BNPP Engagement Letter

In consideration for SABMiller appointing BNPP pursuant to the BNPP Engagement Letter and agreeing to indemnify and hold harmless BNPP and its Connected Persons from and against any liabilities (other than those that are finally judicially determined to have arisen out of the gross negligence or wilful misconduct of BNPP or its Connected Persons) which arise out of matters contemplated by or consequent upon BNPP’s engagement under the BNPP Engagement Letter, AB InBev agrees to indemnify and hold harmless SABMiller and its Connected Persons on demand from and against any losses, liabilities and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller or any of its Connected Persons arising

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as a result of any claim made against SABMiller or any of its Connected Persons which arise out of matters contemplated by, or consequent upon BNPP’s engagement under the BNPP Engagement Letter, except to the extent such losses, liabilities, claims, costs or expenses are finally judicially determined to have arisen from the gross negligence, willful misconduct, bad faith or fraud by a member of SABMiller or any of its Connected Persons.

7.	General

7.1

AB InBev acknowledges and agrees that (i) any amounts payable by AB InBev in connection with this Deed shall be excluded for the purposes of clause 9.7 of the Co-operation Agreement and, accordingly, that the provisions of the Co-operation Agreement shall not in any way prevent or restrict SABMiller from making a claim under the provisions of this Deed nor limit AB InBev’s liability to SABMiller hereunder; and (ii) that the provisions of this Deed shall survive termination of the Co-operation Agreement.

7.2

If any provision of this Deed is held to be invalid or unenforceable, that provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Deed, but without invalidating any of the remaining provisions.

7.3

The parties agree that this Deed replaces and supercedes the Indemnity Letters, which shall terminate and cease to have any force and effect with effect from the date hereof, provided that this shall be without prejudice to any rights or obligations which have arisen thereunder at or prior to the date hereof.

7.4

In this Deed, references to “costs” and/or “expenses” incurred by a person shall not include any amount in respect of VAT comprised in such costs or expenses for which either that person or, if relevant, any other member of the VAT group to which that person belongs is entitled to credit as input tax.

7.5	A person who is not a party to this Deed shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

8.	Counterparts

8.1

This Deed may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Deed, but all the counterparts shall together constitute but one and the same instrument.

8.2

Delivery of an executed counterpart signature page of this Deed by email (PDF) or facsimile shall be as effective as delivery of a manually executed counterpart of this Deed. In relation to each counterpart, upon confirmation by or on behalf of the signatory that the signatory authorises the attachment of such counterpart signature page on the final text of this Deed, such counterpart signature page shall take effect with such final text as a complete authorised counterpart.

9.	Governing law and jurisdiction

9.1

This Deed is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Deed, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

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9.2

The parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any matter, claim or dispute arising out of or in connection with this Deed, whether contractual or non-contractual.

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IN WITNESS WHEREOF this Deed has been delivered on the date first set out above:

EXECUTED AS A DEED AND	)	/s/JAN VANDERMEERSCH
DELIVERED on behalf of	)	Name:
ANHEUSER-BUSCH INBEV SA/NV,	)
a company incorporated in Belgium	)
by	)
JAN VANDERMEERSCH	)
and	)
BEN GRAHAM	)	/s/BEN GRAHAM
being persons who, in accordance with	)	Name:
the laws of that territory, are acting	)
under the authority of the company	)

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EXECUTED AND DELIVERED AS A DEED BY

Stephen Jones	)	/s/STEPHEN JONES
acting for and on behalf of	)
SABMILLER PLC	)

in the presence of:

/s/SHAUN FULLALOVE

Witness’s signature

SHAUN FULLALOVE

Witness’s Name

ADDRESS

Witness’s Address

CORPORATE FINANCE

Witness’s Occupation